Exhibit 22.1

Subsidiaries

Name	Jurisdiction of Incorporation or Organization	Ownership	Direct or Indirect
Bai Hua Zhou Green Resources (China) Investment Group Limited	British Virgin Islands	100%	Direct
Green Resources Investment Group Limited	Hong Kong	100%	Indirect
Shangrao Baihuazhou Green Resources Agricultural Technology Development Co., Ltd.	PRC	100%	Indirect